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                                                                       EXHIBIT J

                      SECURITIES AND EXCHANGE COMMISSION
                          {RELEASE NO. 35 - ________}
                   FILINGS UNDER THE PUBLIC UTILITY HOLDING
                    COMPANY ACT OF 1935, AS AMENDED ("ACT")


     Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application for complete statements of the proposed transactions summarized below. The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application should submit their views in writing by ______________, 1999, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicants at the addresses specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application, as filed or as amended, may be granted and/or permitted to become effective.

CONSOLIDATED EDISON, INC.

     Consolidated Edison, Inc. ("CEI"), a New York corporation located at 4 Irving Place, New York, New York 10003, and an exempt holding company under
Section 3(a)(1) of the Act, has filed an application under Sections 9(a)(2) and 10 of the Act. CEI's principal subsidiary is Consolidated Edison Company of New York, Inc. ("Con Edison"), a New York corporation and an electric and gas utility company. CEI seeks authorization to acquire all of the issued and outstanding common stock of Orange and Rockland Utilities, Inc. ("Orange and Rockland"), an exempt holding company under Section 3(a)(2) of the Act and an electric and gas utility company. Orange and Rockland has two public utility company subsidiaries, Rockland Electric Company ("RECO"), a New Jersey electric utility company and Pike County Light & Power Company ("Pike"), a Pennsylvania electric and gas utility company.

     Con Edison supplies electric service in all of New York City (except portions of the Borough of Queens) and most of Westchester County, New York. Con Edison supplies gas service in the Boroughs of Manhattan, the Bronx and parts of Queens and Westchester County, New York, and steam in part of Manhattan. For the twelve months ended September 30, 1998, Con Edison's total operating revenues were $7.22 billion, of which approximately $5.74 billion was derived from electric operations, $1 billion from gas operations, and $355 million from steam operations. Consolidated assets of Con Edison as of September 30, 1998 were $14.5 billion. Con Edison is subject to the jurisdiction of the New York Public Service Commission.
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     Orange and Rockland provides electric and gas service in all of Rockland
County, most of Orange County and a part of Sullivan County, New York. RECO supplies electricity to parts of Bergen, Passaic and Sussex Counties, New Jersey. Pike supplies electricity and gas to a portion of Pike County, Pennsylvania. For the twelve months ended September 30, 1998, Orange and Rockland's consolidated revenues were $643 million, of which approximately $496 million was derived from electric sales and $146 million from gas sales. Approximately 77 percent of consolidated revenues was derived from Orange and Rockland's operations in New York, and 22 percent of consolidated revenues was provided by the operations of Orange and Rockland's subsidiaries in New Jersey and Pennsylvania. Consolidated assets of Orange and Rockland and its subsidiaries at September 30, 1998 were approximately $1.3 billion.

     Orange and Rockland is exempt from registration under the Act pursuant to
Section 3(a)(2) by order of the Commission. Rockland Light and Power Company, 1 SEC 354 (1936). Orange and Rockland is subject to the jurisdiction of the New York Public Service Commission. RECO is subject to the jurisdiction of the New Jersey Board of Public Utilities, and Pike is subject to the jurisdiction of the Pennsylvania Public Utilities Commission.

     Pursuant to the terms of the Agreement and Plan of Merger among Orange and Rockland, CEI and C Acquisition Corp., dated as of May 10, 1998 ("Merger Agreement"), Orange and Rockland will be merged with and into C Acquisition Corp., a New York corporation and wholly-owned subsidiary of CEI, with Orange and Rockland continuing as the surviving corporation and becoming a wholly-owned subsidiary of CEI. The Merger will be effected through the purchase of Orange and Rockland stock. Each share of Orange and Rockland stock will be cancelled and converted into the right to receive $58.50 in cash payable to the holder of each share upon surrender. Any Orange and Rockland common stock owned by Orange and Rockland as treasury stock or by CEI will be cancelled and no payment due to such holders. All preferred stock and preference stock of Orange and Rockland will be redeemed, prior to the effective date of the Merger, at a redemption price equal to the respective amount set forth in Orange and Rockland's restated Certificate of Incorporation, together with all dividends accrued and unpaid to the date of redemption.

     The boards of directors of both Orange and Rockland and CEI have approved the Merger Agreement. Orange and Rockland held a meeting of its common shareholders on August 24, 1998, and the requisite two-third votes of Orange and Rockland's shareholders approved the Merger.

     Following consummation of the Merger, CEI contends that it will qualify for an exemption from registration under the Act pursuant to Section 3(a)(1), and that Orange and Rockland will remain exempt from registration under Section 3(a)(2) of the Act pursuant to the Commission's order.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

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